UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Design Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25056L103

(CUSIP Number)

Virginia Yee
Logos Global Management LP
One Letterman Drive, Building C, Suite C3-350
San Francisco, CA 94129
Telephone: (415) 801-4660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 25056L103

1.	Names of Reporting Persons. Logos Global Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,797,501
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,797,501

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,501

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) IA, PN

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CUSIP No. 25056L103

1.	Names of Reporting Persons. Logos Global Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,797,501
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,797,501

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,501

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) HC, OO

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CUSIP No. 25056L103

1.	Names of Reporting Persons. Arsani William

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 15,000
8. Shared Voting Power 2,797,501
9. Sole Dispositive Power 15,000
10. Shared Dispositive Power 2,797,501

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,812,501

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. 25056L103

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.0001 per share (the “Stock”), of Design Therapeutics, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 6005 Hidden Valley Road, Suite 110, Carlsbad, California 92011.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Logos Global Management LP (“Logos Global”), Logos Global Management GP LLC (“Logos Global GP”), and Dr. Arsani William (collectively, the “Filers”).

Each Filer disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.

(b)	The business address of the Filers is One Letterman Drive, Building C, Suite C3-350, San Francisco, California 94129

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Logos Global is an investment adviser to several private investment funds (collectively, the “Funds”). Logos Global GP is the general partner of Logos Global. Dr. William is the controlling person of Logos Global.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For citizenship of the Filers, see Item 6 of each Filer’s cover page.

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CUSIP No. 25056L103
Item 3.	Source and Amount of Funds or Other Consideration

Certain of the Funds acquired 2,032,501 shares of the Stock as a result of the automatic conversion of 3,312,978 shares of Preferred Stock of the Issuer immediately prior to the completion of the Issuer’s initial public offering on March 30, 2021. No additional consideration was paid for those shares of Stock.

Dr. William was granted options to acquire 15,000 shares of the Stock for his services as a director.

The other shares of Stock were acquired by certain of the Funds for a total purchase price of $15,093,621.50. The Funds paid for such shares from working capital.

Item 4.	Purpose of Transaction

The Filers are filing this Schedule 13D because Dr. William is on the Issuer’s board of directors. The Filers acquired the Stock for investment purposes. The Filers will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the Filers may take such actions regarding their holdings of the Issuer’s securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Stock in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Stock now owned or hereafter acquired by any of them. The Filers also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Stock or pledge their interests in the Stock to obtain liquidity. In addition, from time to time the Filers and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The Filers have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, the Filers may recommend action to the Issuer’s management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer on the date hereof is reflected on that Filer’s cover page. The Filers engaged in the following transactions in the Issuer’s Common Stock in the 60 days preceding the date of this Schedule 13D:

Name	Purchase or Sale	Date	Manner Effected	Number of Shares	Price Per Share
Logos Global Master Fund, L.P.	Purchase	3/21/2022	Public Market	25,000	$18.9872

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Logos Global is the investment adviser to its clients pursuant to investment management agreements or limited partnership agreements providing to Logos Global the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, Logos Global and its affiliates are entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, Logos Global is entitled to fees based on assets under management and realized and unrealized gains.

Certain of the Funds and other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of January 25, 2021. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, such persons have certain registration rights as set forth below.

The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of (i) the closing of the Issuer’s first registered public offering of its common stock, with respect to any holder who then holds an amount of shares equal to less than one percent of the Issuer’s outstanding securities and may sell all such shares under Rule 144 during any three-month period; (ii) the fifth anniversary of the date of the Investors’ Rights Agreement; or (iii) with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or another similar exemption during any three-month period.

Demand Registration Rights

The holders of the Issuer’s registrable securities will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement for the Issuer’s initial public offering, certain investors holding, collectively, at least 50% of registrable securities then outstanding may, on not more than two occasions, request that the Issuer register all or a portion of their shares, subject to certain specified exceptions. If any of these holders exercises its demand registration rights, then holders of all registrable securities will be entitled to register their shares, subject to specified conditions and limitations, in the corresponding offering. Such request for registration must cover shares with an anticipated aggregate offering price of at least $10.0 million.

Piggyback Registration Rights

In the event that the Issuer proposes to register any of its securities under the Securities Act in an offering after its initial public offering, either for the Issuer’s own account or for the account of other security holders, the holders of the Issuer’s registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

S-3 Registration Rights

Upon the closing of the Issuer’s initial public offering, the holders of the Issuer’s registrable securities will initially be entitled to certain Form S-3 registration rights. Certain investors may, on not more than two registrations on Form S-3 within any 12-month period, request that the Issuer register all or a portion of their shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price which equals at least $3.0 million, net of selling expenses. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

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CUSIP No. 25056L103
Item 7.	Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B Amended and Restated Investor Rights Agreement, attached as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (No. 333-253954), filed on March 5, 2021, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2022

/s/ Arsani William Arsani William
Logos Global Management LP By: /s/ Arsani William Name: Arsani William Title: Manager	Logos Global Management GP LLC By: /s/ Arsani William Name: Arsani William Title: Manager

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CUSIP No. 25056L103

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Logos Global Management LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 31, 2022

/s/ Arsani William Arsani William
Logos Global Management LP By: /s/ Arsani William Name: Arsani William Title: Manager	Logos Global Management GP LLC By: /s/ Arsani William Name: Arsani William Title: Manager